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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of            April            , 2003

Commission File Number                        000-17946

DECOMA INTERNATIONAL INC.
(Translation of registrant's name into English)

50 Casmir Court, Concord, Ontario, Canada L4K 4J5
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.                Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DECOMA INTERNATIONAL INC (Registrant)
By:	/s/ R. DAVID BENSON R. David Benson R. David Benson, Executive Vice-President, Secretary and General Counsel

Date April 4, 2003

EXHIBITS

Exhibit 99.1	2002 Annual Report to Shareholders of the Registrant containing the consolidated audited financial statements of the Registrant for the year ended December 31, 2002 together with Management's Discussion and Analysis of Results of Operations and Financial Position, commencing at page 20 thereof.
Exhibit 99.2	Letter of Invitation, Notice of Annual Meeting of Shareholders of the Registrant to be held on May 5, 2003, in Toronto, Canada and Management Information Circular dated April 4, 2003.
Exhibit 99.3	Proxy form for Class A Subordinate Voting Shareholders of the Registrant.
Exhibit 99.4	Notice to Non-Registered Shareholders of the Registrant.

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SIGNATURES
EXHIBITS